UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board   (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 15, 2010

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2009	2008
Assets:
Investments, at fair value (Notes 3 & 4):
Cash and cash equivalents	$493	$698
In securities of participating employer	21,710	16,904
In securities of unaffiliated issuers:
Common stock	15,582	15,878
Common collective funds	24,032	19,510
Pooled separate account	32,552	31,615
Mutual funds	51,638	40,204
Loans to participants	2,718	2,961

Total investments, at fair value	148,725	127,770

Cash and cash equivalents- non-interest bearing	596	674

Net assets available for benefits, at fair value	149,321	128,444

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	1,641	4,900

Net assets available for benefits	$150,962	$133,344

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2009	2008
Additions (reductions) to net assets attributed to:
Investment income (loss) :
Net appreciation (depreciation) in fair value of investments (Note 3)	$20,615	$(47,736)
Dividends	1,687	2,870
Interest	1,362	1,780

Investment income (loss)	23,664	(43,086)

Contributions:
Participants	5,810	6,950
Participants' rollovers	--	515
Employer	2,704	3,197

Total contributions	8,514	10,662

Total additions (reductions)	32,178	(32,424)

Reductions from net assets attributed to:
Benefits paid to participants	14,367	24,452
Administrative expenses	193	205

Total reductions	14,560	24,657

Net increase (decrease)	17,618	(57,081)

Net assets available for benefits:
Beginning of year	133,344	190,425
End of year	$150,962	$133,344

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company.  Employee contributions in excess of 6% are not matched.  The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 generally was $16,500 and $15,500 for 2009 and 2008, respectively. However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2009
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Artio Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued by governments, supranational entities and corporations in developed and emerging markets. The fund also invests in derivatives and forward contracts.

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the Strategy target date grows nearer. The Strategy Target dates range from 2010 to 2045. The investments are in a combination of U.S. Stocks, International Stocks, Bonds and Cash.

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

American Funds - Fundamental Investors Funds: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Composite Index.

BlackRock Equity Index Fund: This fund invests in the same stocks held in the Standard & Poors Index.

Mainstay Balance Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

American Funds - The Growth Fund of America: This fund primarily invests in high potential growth companies. It may also invest up to 15% of assets in securities domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited, the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Mainstay International Equity Fund: This fund invests in a broad range of international stocks traded in public markets.
TD Ameritrade Mutual Fund Window: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds.
Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 10.50 percent, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.  At December 31, 2009, there were 311 individual loans outstanding, carrying an average interest rate of 6.7 percent, with maturities through 2018.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of the mutual funds held in the brokerage account are valued using quoted market prices.  Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan’s measurement date. Loans receivable from participants are valued using a discounted cash flow model.

The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and are presented at contract value in the statement of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents approximate fair value because of the short maturities of those instruments.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements

Fair Value Measurements and Disclosures – Investments in Certain Entities That Calculate Net Asset Value per Share
In September 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is now part of the FASB Accounting Standards Codification (“ASC”) Topic Fair Value Measurements and Disclosures, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies. The new guidance also requires certain

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.

Accounting Standards Codification
In June 2009, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“the Codification”) was adopted. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than Securities and Exchange Commission guidance for publicly-traded companies) is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Plan’s references to U.S. GAAP accounting standards but did not impact the Plan’s financial statements.

Subsequent Events
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of the FASB ASC Topic Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.  Subsequent events after the balance sheet date, through the date that the financial statements were issued, have been evaluated in the preparation of the financial statements.  There were no additional items to report which have not been already noted.

Additional Fair Value Measurement Guidance
In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of the FASB ASC Topic Fair Value Measurements and Disclosures, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Topic Investments – Debt and Equity Securities. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan’s financial statements.

Pending Accounting Pronouncements

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures will be included in the Plan’s financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan’s financial statements effective December 31, 2011.

(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(dollars in thousands)	December 31,
	2009	2008
MTI Common Stock Fund,
399 units and 413 units, respectively	$21,710	$16,904

Pfizer Common Stock Fund,
854 units and 890 units, respectively	$15,532	$15,758

New York Life Insurance Anchor Account III,
33,009 units and 34,990 units, respectively **	$32,552	$31,615

American Funds - Fundamental Investors Fund,
509 units and 493 units, respectively	$16,632	$12,294

Barclays Global Investors Equity Index Fund,
0 units and 1,841 units, respectively	$--	$15,616

Black Rock Equity Index Fund,
1,722 units and 0 units, respectively	$18,517	$--

Mainstay Balanced Fund,
477 units and 526 units, respectively	$11,057	$10,101

Mainstay International Equity Fund,
903 units and 908 units, respectively	$11,079	$9,666

**	Contract value as of December 31, 2009 and December 31, 2008 of the New York Life Insurance Anchor Account was $34,193 and $36,515, respectively. Amounts presented in the table reflect fair value.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

For the years ended December 31, 2009 and 2008, the Plan's investments appreciated (depreciated) (including gains and losses on investments bought and sold, as well as those held during the year) in value by $ 20,615 and $(47,736), respectively, as follows:
1.
(dollars in thousands)	Year Ended December 31,
	2009	2008
Common stock	$5,986	$(15,396)
Common collective funds	5,093	(11,293)
Mutual funds	9,536	(21,047)

Total	$20,615	$(47,736)

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 3.18% and 4.48% at December 31, 2009 and 2008, respectively. The average crediting interest rate was 2.88% and 4.18% at December 31, 2009 and 2008, respectively.

(4)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 or 20008.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  These are investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan’s measurement date.   The NAV is classified within Level 2 of the fair value hierarchy.

Pooled separate account:  Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The NAV is classified within Level 2 of the fair value hierarchy.

Cash and cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
Participant loans: Valued at fair value using a discounted cash flow model and are classified within Level 3 of the fair value hierarchy.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, the Plan's financial assets at fair value as of December 31, 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Assets measured at Fair Value at December 31, 2009

Cash and cash equivalents	$493	$--	$--	$493

Common collective funds	$--	$24,032	$--	$24,032

Pooled separate account	$--	$32,552	$--	$32,552

Mutual funds	$48,014	$--	$--	$48,014
Mutual funds -
Participant-Directed Brokerage Account	$3,624	$--	$--	$3,624

Total mutual funds	$51,638	$--	$--	$51,638

Common stock	$37,242	$--	$--	$37,242
Common stock -
Participant-Directed Brokerage Account	50	--	--	50
Total common stock	$37,292	$--	$--	$37,292

Participant loans	$--	$--	$2,718	$2,718
Total investments	$85,606	$60,401	$2,718	$148,725

The following table presents a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Year Ended December 31, 2009
Participant loans
( in thousands)
Beginning balance at January 1, 2009	$2,961
New loans issued	1,313
Principal payments	(1,326)
Loan termination payments	(230)
Ending balance at December 31, 2009	$2,718

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

Transfers between Level 1 or Level 2 and Level 3 are considered to occur at the beginning of the period. There were no transfers or realized (unrealized) gains or losses during the period.

The following table sets forth by level, the Plan's financial assets at fair value as of December 31, 2008. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Assets measured at Fair Value at December 31, 2008

Cash and cash equivalents	$698	$--	$--	$698

Common collective funds	$--	$19,510	$--	$19,510

Pooled separate account	$--	$31,615	$--	$31,615

Mutual funds	$37,655	$--	$--	$37,655
Mutual funds -
Participant-Directed Brokerage Account	$2,549	$--	$--	$2,549

Total mutual funds	$40,204	$--	$--	$40,204

Common stock	$32,662	$--	$--	$32,662
Common stock -
Participant-Directed Brokerage Account	120	--	--	120

Total common stock	$32,782	$--	$--	$32,782

Participant loans	$--	$--	$2,961	$2,961

Total investments	$73,684	$51,125	$2,961	$127,770

The following table presents a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Year Ended December 31, 2008
Participant loans
( in thousands)
Beginning balance at January 1, 2008	$3,161
New loans issued	1,389
Principal payments	(1,447)
Loan defaults	(142)
Ending balance at December 31, 2008	$2,961

Transfers between Level 1 or Level 2 and Level 3 are considered to occur at the beginning of the period. There were no transfers or realized (unrealized) gains or losses during the period.

(5)	Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated January 15, 2009, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Company and legal counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan.  Fees paid by the Plan for investment management services and trustee expenses amounted to $193,000 and $205,000 for the years ended December 31, 2009 and 2008, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

New York Life Insurance Company is Trustee and record keeper of the Plan. Certain Plan investments in the pooled separate account and mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008, respectively, to the Form 5500 (in thousands):

	December 31,
	2009	2008
Net assets available for benefits
per the financial statements	$150,962	$133,344
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(1,641)	(4,900)

Net assets available for benefits per the Form 5500	$149,321	$128,444

The following is a reconciliation of total investment income per the financial statements for the year ended December 31, 2009 and 2008, respectively, to the Form 5500 (in thousands):

	December 31,
	2009	2008
Total investment (loss) income, per the financial statements	$23,664	$(43,086)

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current period	(1,641)	(4,900)

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior period	4,900	200

Total investment (loss) income per the Form 5500	$26,923	$(47,786)

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009
(dollars in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash and Cash Equivalents:
	TD AmeritradeParticipant-Directed Brokerage Account - Cash and Cash equivalents	various mutual fund cash accounts		$493	$493

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	33,009	units	$34,193	$32,552

	Common Collective Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	12	units	$190	$199

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	57	units	$598	$601

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	30	units	$684	$670
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	74	units	$799	$757

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	9	units	$269	$249

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	26	units	$276	$259

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	1	unit	$28	$28

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	14	units	$159	$146

	Black Rock Equity Index Fund	1,722	units	$21,634	$18,517

	SSgA Russell 2000 Index Strategy Fund	24	units	$497	$518

	SSgA S&P Midcap 400 Index Strategy Fund	58	units	$1,817	$2,066

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	2	units	$21	$22

	Total Common Collective Funds			$26,972	$24,032

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	107	units	$1,927	$1,750

	Artio Total Return Bond Fund	273	units	$3,631	$3,679

	American Funds - Fundamental Investors Fund	509	units	$20,482	$16,632

*	Mainstay Balanced Fund	477	units	$12,529	$11,057

	American Funds - The Growth Fund of America	141	units	$3,986	$3,817

*	Mainstay International Equity Fund	903	units	$13,948	$11,079

	Mutual Fund Window
	Participant-Directed Brokerage Account	various mutual fund investments		$3,624	$3,624

	Total Mutual Funds			$60,127	$51,638

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	399	units	$24,695	$21,710

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	854	units	$20,741	$15,532

	Participant-Directed Brokerage Account - Common Stock	various common stock investments		$50	$50
	Total Common Stock			$45,486	$37,292

	Participant Loans:

*	Participant Loans
	Participant Loans	311 participant loans with interest rates ranging from 4.25% to 10.50%		$2,718	$2,718

	Total				$148,725

* Parties in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2009 and 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ John A. Sorel
John A. Sorel Senior Vice President - Finance and Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 15, 2010